UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: January 10, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: January 10, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

Industry Canada	Industrie Canada
Certificate of Amalgamation	Certificat de fusion
Canada Business Corporations Act	Loi canadienne sur les societes par actions

Teck Cominco Limited	446056-1

Name of corporation-Dénomination de la societe	Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d’une fusion, en vertu de 1’article 185 de la Loi canadienne sur les sociét és par actions, des societes dont les dénominations apparaissent dans les statute de fusion ci-joints.

Richard G. Shaw Director - Directeur	January 1, 2008 / le 1 janvier 2008 Date of Amalgamation - Date de fusion

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)	FORMULAIRE 9 STATUTS DE FUSION (ARTICLE 185)

1 -	Name of the Amalgamated Corporation Teck Cominco Limited		Dénomination sociale de la socidad issue de la fusion
2 -	The province of territory in Canada where the registered office is to be elluated British Columbia		La province ou le territoire au Canada ou se elluera la siege social
3 -	The classes and any maximum number of shares that the corporation is authorized to issue The attached Schedule 1 is incorporated in this form.		Catégorias et tout nombre maximal d’actions que la société est autorisée a mettre
4 -	Restrictions, if any, on share transfers None		Restrictions sur le transfert des actions, s’il y a lieu
5 -	Number (or minimum and maximum number) of directors minimum of eight (8) – maximum of sixteen(16)		Nombre (ou nombre minimal et maximal) d’adminiatrataurs
6 -	Restrictions, if any, on business the corporation may carry on None		Limites imposée e l’activite commerciale de la société, s’il y a lieu
7 -	Other provisions, if any The attached Schedule 2 is incorporated in this form.		Autres dispositions, s’il y a lieu
8 -	The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:		La fusion a été approuvée an accord avec l’article ou le paragraphe de la Loi indique ci-après ☐ 183 ☒ 184(1) ☐ 184(2)
9 -	Name of the amalgamating corporations Denomination sociale des société fusionnantes	Corporation No. No de la société	Signature	Date	Title Titre	Tel. No. No de tel.
	Teck Cominco Limited	333105-9		Dec. 11/07	Authorized Officer	604-640-5333
	AUR RESOURCES INC./ LES RESSOURCES AUR INC.	357393-1		Dec. 11/07	Authorized Officer	604-640-5333

FOR DEPARTMENT USE ONLY.			A L’USAGE OU MINISTERE SEULEMENT.
4460561
1C 3180 (2004/12)				Canada

Schedule 1

The classes and any maximum number of shares that the corporation is authorized to issue are:

An unlimited number of Class A common shares (“Class A shares”) without nominal or par value, an unlimited number of Class B Subordinate Voting shares without nominal or par value, an unlimited number of preference shares, issuable in series without nominal or par value, of which 790,000 are designated as Preference Shares Series 1 and of which 550,000 are designated as Preference Shares Series 2, with the rights, privileges, restrictions and conditions as follows;

I.            Class A shares

(1)           The Class A shares shall carry and the holders thereof shall be entitled to 100 votes per share at all meetings of the shareholders of the Corporation.

(2)            (a)         Any holder of Class A shares shall be entitled at his option, at any time and from time to time to have all or any of the Class A shares held by him converted into Class B Subordinate Voting shares on the basis of one (1) Class B Subordinate Voting share for each one (1) Class A share in respect of which the conversion right is exercised.

  (b)         The conversion right provided for in paragraph (a) hereof may be exercised by notice in writing given to the Corporation accompanied by the certificate or certificates representing Class A shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the records of the Corporation as the holder of the Class A shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class A shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt of such notice, the Corporation shall issue certificates representing Class B Subordinate Voting shares upon the basis above prescribed and in accordance with the provisions hereof, to the registered holder of the Class A shares represented by the certificate or certificates accompanying such notice. If less than all the Class A shares represented by any certificate arc to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate for the Class A shares representing the shares comprised in the original certificate which are not to be converted. The right of a holder of Class A shares to convert the same into Class B Subordinate Voting shares shall be deemed to have been exercised, and each registered holder of Class A shares to be converted shall be deemed to have become the holder of Class B Subordinate Voting shares of record of the Corporation for all purposes on the date of receipt by the Corporation of certificates representing the Class A shares to be converted accompanied by a notice in writing as provided in this paragraph (b), notwithstanding any delay in the delivery of certificates representing the Class B Subordinate Voting shares into which such Class A shares have been converted. Upon such conversion, the Corporation shall adjust the stated capital accounts maintained for the Class A shares and the Class B Subordinate Voting shares as then provided in the Canada Business Corporations Act (the “Act”).

(3)           The holders of Class A shares and the holders of Class B Subordinate Voting shares shall, subject to the rights, privileges, restrictions and conditions attaching to preference shares, rank pari passu each with the other as to dividends and to receive the remaining property of the Corporation upon dissolution.

(4)           Except as otherwise provided in these Articles, each Class A share and each Class B Subordinate Voting share shall have the same rights and attributes and be the same in all respects.

II.          Class  B Subordinate Voting shares

                       (1)           The Class B Subordinate Voting shares shall carry and the holders thereof shall be entitled to 1 vote per share at all meetings of the shareholders of the Corporation.

                       (2)           (a)       For the purposes of this Section (2):

(i)            “Affiliate” has the meaning assigned by the Securities Act (Ontario) as from time to time amended, re-enacted or replaced;

(ii)           “Associate” has the meaning assigned by the Securities Act (Ontario) as from time to time amended, re-enacted or replaced;

(iii)         “Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(iv)          “Converted Shares” means Class A shares resulting from the conversion of Class B Subordinate Voting shares into Class A shares pursuant to paragraph (b) of this Section (2);

(v)           “Exclusionary Offer” means an offer to purchase Class A shares that:

(A)          is a General Offer; and

(B)          is not made concurrently with an offer to purchase Class B Subordinate Voting shares that is identical to the offer to purchase Class A shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offerer, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A shares;

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and for the purposes of this definition, if an offer to purchase Class A shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects is made concurrently to the corresponding offer to purchase Class B Subordinate Voting shares;

(vi)          “Expiry Date” means the last date upon which holders of Class A shares may accept an Exclusionary Offer;

(vii)        “General Offer” means any offer to purchase Class A shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Class A shares are listed, be made to all or substantially all holders of Class A shares who are in a province of Canada to which any such legislation or requirement applies;

(viii)       “Offer Date” means the date on which an Exclusionary Offer is mailed to holders of Class A shares;

(ix)          “Offeror” means a Person that makes an offer to purchase Class A shares (the “bidder”), and includes any Associate or Affiliate of the bidder and any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder;

(x)           “Person” has the meaning assigned by the Securities Act (Ontario) as from time to time amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated; and

(xi)          “Transfer Agent” means, at any relevant time, the transfer agent of the Class A shares.

(b)           Subject to paragraph (e), if an Exclusionary Offer is made, each outstanding Class B Subordinate Voting share shall be convertible into one Class A share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate or certificates representing the Class B Subordinate Voting shares which the holder desires to convert, together with any letter of transmittal or other documentation required by the Transfer Agent or pursuant to the Exclusionary Offer, in each case, in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class B Subordinate Voting shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class A shares as above prescribed and in accordance with paragraph (d). If less than all of the Class B Subordinate Voting shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class B Subordinate Voting shares represented by the

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original share certificate which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Corporation shall adjust the stated capital accounts maintained for the respective classes of shares as then provided in the Act.

(c)           An election by a holder of Class B Subordinate Voting shares to exercise the conversion right provided for in paragraph (b) shall be deemed to also constitute irrevocable elections by such holder: (i) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer); and (ii) to exercise the right to convert unto Class B Subordinate Voting shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer. Any conversion into Class B Subordinate Voting shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised without prejudice to the ability to reconvert or re-tender. If the right of withdrawal is not exercised, any conversion into Class B Subordinate Voting shares pursuant to such deemed election shall become effective,

(A)          in respect of an Exclusionary Offer which is duly completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offerer under the Exclusionary Offer; and

(B)          in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(d)           No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the Exclusionary Offer. If Converted Shares are converted into Class B Subordinate Voting shares pursuant to paragraph (c), the Transfer Agent shall promptly deliver to the holders entitled thereto share certificates representing the Class B Subordinate Voting shares resulting from the conversion. The Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this paragraph (d).

(e)           Subject to paragraph (f), the conversion right provided for in paragraph (b) shall not come into effect if:

(i)            prior to the Offer Date there is or has been delivered to the Transfer Agent and to the Secretary of the Corporation a certification or

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certifications signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the Offer Date, more than 50 per cent of the then outstanding Class A shares, exclusive of shares owned immediately prior to the Offer Date by the Offeror, which certification or certifications shall confirm, in the case of each such shareholder, that such shareholder shall not:

(A)          tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(B)             make any Exclusionary Offer;

(C)          act jointly or in concert with any Person that makes any Exclusionary Offer; or

(D)          transfer any Class A shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A shares transferred or to be transferred to each transferee; or

(ii)           as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of the Corporation a certification or certifications signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50 per cent of the then outstanding Class A shares, exclusive of shares owned immediately prior to the Offer Date by the Offerer, which certification or certifications shall confirm, in the case of each such shareholder:

(A)          the number of Class A shares owned by the shareholder;

(B)          that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(C)          that such shareholder shall not tender any shares in acceptance of the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(D)          that such shareholder shall not transfer any Class A shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to

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the transferor, the names of the transferees and the number of Class A shares transferred or to be transferred to each transferee; or

(iii)          as of the end of the seventh day after the Offer Date a combination of certifications that comply with either clause (i) or (ii) from shareholders of the Corporation owning in the aggregate more than 50 per cent of the then outstanding Class A shares, exclusive of shares owned immediately prior to the Offer Date by the Offerer, has been delivered to the Transfer Agent and to the Secretary of the Corporation.

(f)            If a notice (the “Notice”) referred to in sub-clause (e)(i)(A), (e)(i)(D), (e)(ii)(C) or (e)(ii)(D) is given to the Transfer Agent and to the Secretary of the Corporation and the conversion right provided for in paragraph (b) has not, at the time of the Notice, come into effect, the Transfer Agent shall either forthwith upon receipt of the Notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A shares in respect of which there are subsisting certifications that comply with either clause (e)(i) or (c)(ii). For the purpose of this determination, certifications in respect of which the Notice has been given shall not be regarded as subsisting insofar as the Class A shares to which the Notice relates are concerned; the transfer that is the subject of any Notice referred to in sub-clause (e)(i)(D) or (e)(ii)(D) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any Notice referred to in sub-clause (e)(D) or (e)(ii)(D) shall be deemed to be a Person from whom the Transfer Agent does not have a subsisting certification unless the Transfer Agent is advised of the identity of the transferee, either by the Notice or by the transferee in writing, and such transferee is a Person from whom the Transfer Agent has a subsisting certification. If the number of Class A shares so determined does not exceed 50 per cent of the number of then outstanding Class A shares, exclusive of shares owned immediately prior to the Offer Date by the Offerer, paragraph (e) shall cease to apply and the conversion right provided for in paragraph (b) shall be in effect for the remainder of the Conversion Period.

(g)           As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class B Subordinate Voting shares a notice advising the holders as to whether they are entitled to convert their Class B Subordinate Voting shares into Class A shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of paragraph (f) or otherwise, the Corporation shall forthwith send another notice to each holder of Class B Subordinate Voting shares advising them of that fact and the reasons therefor.

(h)           If a notice referred to in paragraph (g) discloses that the conversion right has come into effect, the notice shall:

(i)            include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

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(ii)           include the information set out in paragraph (c) hereof; and

(iii)          be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Class A shares in respect of such offer, and as soon as reasonably possible after any additional material, including any notice of change or variation, is sent to the holders of Class A shares in respect of such offer, the Corporation shall send a copy of such additional material to each holder of Class B Subordinate Voting shares.

(i)            Prior to or forthwith after sending any notice referred to in paragraph (g), the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

(3)           In the event the Class A shares or the Class B Subordinate Voting shares or both of them are at any time hereafter subdivided or consolidated or reclassified or otherwise changed, appropriate adjustment shall be made (and if not made, shall be deemed to have been made) in (he rights, privileges, restrictions and conditions, respectively, attaching to the Class A shares and to the Class B Subordinate Voting shares so as to maintain and preserve the relative rights of the holders of each of the said classes of shares.

III.          Preference Shares, issuable in series

The preference shares as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(i)            The preference shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares including, without limiting the generality of the foregoing the rate, amount or form of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking or purchase fund or other provisions.

(ii)           The preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preference shares of every other series and rank in priority to the Class A shares and the Class B Subordinate Voting shares and over any other shares of the Corporation ranking junior to the preference shares. The preference shares of any series may also be given such other preferences, not inconsistent with these articles, over the Class A shares and

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the Class B Subordinate Voting shares and any other shares of the Corporation ranking junior to such preference shares.

(iii)         If any cumulative dividends or amounts payable on the return of capital in respect of a series of preference shares are not paid in full, all series of preference shares shall participate rateably in respect of accumulated dividends and return of capital.

(iv)          The preference shares of any series may be made convertible into Class A shares or Class B Subordinate Voting shares or any other preference shares of another series.

(v)           Except when entitled to by law and except as specifically set forth herein, the holders of the preference shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until eight (8) quarterly dividends or four (4) half-yearly dividends, as the case may be, on the preference shares of any one series shall remain outstanding and be unpaid whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. In such event but only for so long as any dividends on the preference shares of any series remain in arrears, the holders of the preference shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation at which members of the board of directors are to be elected and which take place more than sixty (60) days after such event and shall be entitled to elect at any such meeting, voting separately as a class, two (2) members out of whatever number of members of the board of directors are to be elected at such meeting. For such purpose, each holder of preference shares shall be entitled to one (1) vote for each preference share held. Notwithstanding the foregoing, nothing contained herein shall be deemed to limit the right of the Corporation from time to time to increase or decrease the size of its board of directors.

IV.         Preference Shares Series  1

(1)           The Preference Shares Series 1 shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attaching to the preference shares as a class, the following rights, privileges, restrictions and conditions:

(a)           Dividends - The holders of Preference Shares Series 1 shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, fixed, preferential cash dividends payable on March 31 (the “dividend payment date”), commencing not earlier than March 31, 2003.

The amount of each dividend shall be the amount payable by way of dividend out of the Dividend and Redemption Amount in accordance with paragraph (d). The amounts payable by way of dividend on the Preference Shares Series 1 shall be so calculated from and including the respective dates of issue thereof, to and including the

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dividend payment dates. Each dividend on the Preference Shares Series 1 in the amount calculated shall accrue from and including the dividend payment date on which that dividend should have been paid. If on any dividend payment date the dividend payable on that date is not paid in full on all the Preference Shares Series 1 then outstanding, that dividend or the unpaid part thereof shall be paid on a subsequent date or dates as determined by the Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.

Rate Of Return Index

For purposes of paragraph (d):

(i)            “Rate of Return Index” means a percentage that is numerically equal to 2.157 (Ag + 0.263 Pb + 0.00575 Pb2) - 29.987;

(ii)           “Ag” means a number that is the average of the Yearly Silver Prices stated in 1985 United States currency over the period January 1, 1986 to December 31 of the year preceding that in which the calculation is being made, inclusive;

(iii)         “Pb” means a number that is the average of the Yearly Lead Prices stated in 1985 United States currency over the period January 1, 1986 to December 31 of the year preceding that in which the calculation is being made, inclusive;

(iv)          “Yearly Silver Price” means the average Handy and Harman silver price for the year at New York as quoted in Metals Week, converted into 1985 United States dollars per troy ounce by multiplying the average price in United States dollars for that year times the U.S. Gross National Product implicit price deflator (hereinafter called the “GNP deflator”) for 1985 divided by the GNP deflator for the particular year; and

(v)           “Yearly Lead Price” means one-half the sum of the following annual average lead prices: (A) Metals Week U.S. Producer Price; and (B) LMB Cash Price. Both prices are those quoted in Metals Week, converted into 1985 United States cents per pound by multiplying the price averages in United States dollars for that year times the GNP deflator for 1985 divided by the GNP deflator for the particular year.

(vi)          For purposes of clauses (iv) and (v) above the GNP deflator to be used shall be the latest figure published prior to the date of calculation. If that figure is not the final figure for the year, an appropriate adjustment shall be made in the following year.

(vii)        If for any year the Yearly Silver Price or Yearly Lead Price cannot be determined by the use of the foregoing clauses (iv) or (v), the “Yearly Silver Price” or “Yearly Lead Price”, as the case may be, shall be the prices quoted in an equivalent source of information relied on by the industry.

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(b)           Payment of Dividends - The mailing of cheques of the Corporation to the registered holders of Preference Shares Series 1 shall be deemed to be payment and shall satisfy and discharge all liability for any dividend declared on the Preference Shares Series 1 to the extent of the amounts represented thereby (plus any tax required to be and deducted or withheld therefrom), unless such cheques are not paid on due presentation.

The holders of the Preference Shares Series I shall not be entitled to any dividends other than or in excess of the preferential cash dividends declared thereon pursuant to paragraph (a). A dividend which is represented by a cheque of the Corporation which has not been duly presented for payment within 6 years after it was issued or that otherwise remains unclaimed for a period of 6 years from the date on which it was declared to be payable shall be forfeited to the Corporation.

(c)           Optional Redemption - Subject to the last paragraph of paragraph (d) and to paragraph (i) hereof, and to such of the provisions of the Act as may be applicable, the Corporation may at any time or times at its option redeem Preference Shares Series 1 in the manner provided in paragraph (e) hereof on payment of the sum of $100 for each share to be redeemed together with an amount equal to all accrued and unpaid dividends thereon (the whole constituting the “redemption price”).

(d)           Redemption Obligations - Prior to the dividend payment date in each of the years 2003 to 2006, inclusive, but not thereafter, an amount (the “Dividend and Redemption Amount”) shall be calculated in accordance with the following Dividend and Redemption Formula and the Rate of Return Index set out in paragraph (a). The Dividend and Redemption Amount shall be applied to redemption of Preference Shares Series 1 until all but 1,000 Preference Shares Series 1 have been redeemed. Preference Shares Series 1 to be so redeemed shall be redeemed at the redemption price as provided in paragraph (c) on the dividend payment date in each of those years. After all but 1,000 Preference Shares Series 1 shall have been redeemed, the Dividend and Redemption Amount shall be paid as dividends on the Preference Shares Series 1 until the dividend payment date in the year 2005. The Dividend and Redemption Amount calculated for the year 2006 shall be applied firstly in redemption of the Preference Shares Series 1 which remain outstanding, and any balance shall be paid as an accrued dividend on those remaining Preference Shares Series 1 as part of the redemption price thereof: provided that the foregoing shall not preclude earlier redemption of the Preference Shares Series 1 which remain outstanding, if the cumulative amounts calculated under clauses (i) and (ii) of the Dividend and Redemption Formula reach the maximum amounts specified in the two provisos immediately following clause (ii).

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Dividend and Redemption Formula

The Dividend and Redemption Amount calculated under the Dividend and Redemption Formula shall be the sum of:

(i)
Rate of Return Index	Percentage of the Stated Capital Amount Outstanding on April 1,1996 of the Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.)
Less than 8%	Nil
8% to 14% inclusive	From 0 to 20% (linear)
14% to 18% inclusive	20%
18% to 24% inclusive	From 20% to 40% (linear)
Over 24%	40%; and

(ii)           an amount equal to 0.145% of the aggregate stated capital amount of all Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) issued prior to April 1, 1996 for each one-tenth (1/10) of one (1) per cent that the Rate of Return Index exceeds twenty-four (24) per cent.

Provided, however, that the total calculated under clause (i) shall not exceed the aggregate stated capital value of the Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding on April 1, 1996, less the aggregate stated capital value of all Preference Shares Series 1 redeemed, purchased for cancellation or converted under paragraphs (c), (f) or (h);

And provided further that the total calculated under clause (ii) shall not exceed the aggregate of:

(A)          eight (8) per cent per annum of the weighted average of the stated capital amount of the Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding from the dates of issue to March 31, 1996; and

(B)          the lesser of

(1)           the sum of respectively 80%, 60%, 40%, 20% and 0% of eight (8) per cent (being 200% of eight (8) per cent) of the aggregate stated capital value of the Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding on April 1,1996; or

(2)           eight (8) per cent per annum of the weighted average of the stated capital amount of the Redeemable Preferred Shares Series E in the capital of Cominco

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Ltd. (now Teck Cominco Metals Ltd.) outstanding during the twelve months ending on March 31 in the years 1997 to 2000, inclusive.

Notwithstanding the foregoing provisions of this paragraph (d), the payments on account of the Dividend and Redemption Amount actually made by the Corporation in respect of any year shall not exceed an amount (the “calculated amount”) equal to 34.8% of the aggregate stated capital amount of all Redeemable Preferred Shares Series E in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) issued prior to April l, 1996. If the Dividend and Redemption Amount, as calculated, exceeds the calculated amount, the excess (the “deferred amount”) shall be deferred and paid in the next succeeding year or years when the Dividend and Redemption Amount is less than the calculated amount. Any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any such deferred amount, shall be paid as soon as the Corporation shall have sufficient monies properly applicable to payment of the same and prior to and as a condition precedent to final redemption of all outstanding Preference Shares Series 1. Nothing in mis paragraph (d) shall, however, be construed as limiting the rights of the Corporation to redeem Preference Shares Series 1 pursuant to paragraph (c).

(e)           Redemption Procedure - In any case of redemption of Preference Shares Series 1, at least 30 days before the date specified for redemption the Corporation shall give notice in writing of the intention of the Corporation to redeem Preference Shares Series 1 to each person who at the date the notice is given is the registered holder of Preference Shares Series 1 to be redeemed. The notice of intention to redeem shall set out the redemption price, the place at which the redemption price is to be paid and the date on which redemption is to take place and, if a part only of the Preference Shares Series 1 is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Preference Shares Series 1 to be redeemed the redemption price of those shares on presentation and surrender to the Corporation of the certificates for the Preference Shares Series 1 called for redemption at the registered office of the Corporation or at any other place within Canada designated in the notice of intention to redeem. The payment shall be made by cheque payable at par at any branch of a Canadian chartered bank in Canada. The Preference Shares Series 1 for which the redemption price is paid shall thereupon be and be deemed to be redeemed and shall not be reissued as Preference Shares Series 1. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance of the shares not so redeemed shall be issued at the expense of the Corporation. From and after the date specified for redemption in any notice of intention to redeem, the holders of the Preference Shares Series 1 called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the registered holder shall remain unaffected. At any time after the giving of a notice of intention to redeem any Preference Shares Series 1 as aforesaid, the Corporation shall have the right to deposit the redemption price of the shares which have been called for

12

redemption or of those Preference Shares Series 1 represented by certificates which have not at the date of the deposit been surrendered by the holder thereof in connection with the redemption, to the credit of a special account in any chartered bank or any trust company in Canada named in the notice of intention to redeem. The amount deposited shall be paid without interest to or to the order of the respective registered holders of Preference Shares Series 1 called for redemption upon presentation and surrender of the certificates representing the same to the branch or branches of the chartered bank or trust company designated in the notice of intention to redeem. Upon the date the deposit is made or the date for redemption specified in the notice of intention to redeem, whichever is the later, the Preference Shares Series 1 in respect whereof the deposit has been made shall be deemed to be and be redeemed and the rights of the holders thereof after the deposit or the redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited (less any tax required to be deducted or withheld therefrom) against presentation and surrender of the certificates representing the same. Any interest allowed on any such deposit shall belong to the Corporation.

Subject to such of the provisions of the Act as may be applicable, in case a part only of the then outstanding Preference Shares Series 1 is at any time to be redeemed, the shares so redeemed shall be redeemed pro rata (disregarding fractions) according to the number of Preference Shares Series 1 which each registered holder owns at the close of business on the Preference Shares Series 1 dividend record date last preceding the date of the notice of intention to redeem. Redemption moneys (including moneys held on deposit as aforesaid) that are represented by a cheque of the Corporation which has not been duly presented for payment within or that otherwise remain unclaimed for a period of 6 years from the date fixed for redemption shall, unless applicable law otherwise provides, be forfeited to the Corporation.

(f)            Purchase for Cancellation - Subject to such of the provisions of the Act as may be applicable, and to the provisions of paragraph (i) hereof, the Corporation may at any time or times, at its option, purchase for cancellation Preference Shares Series 1 by invitation for tenders addressed to all the holders of record of the Preference Shares Series 1 then outstanding, at the lowest price or prices at which, in the opinion of the Corporation, the shares are obtainable but not exceeding the redemption price of the Preference Shares Series 1 as provided in paragraph (c) hereof, and the costs of purchase. Any Preference Shares Series 1 purchased pursuant to this paragraph, shall not be reissued as Preference Shares Series 1.

(g)           Cancellation - If any Preference Shares Series 1 remain outstanding on April 1, 2006, the holders thereof shall only be entitled to receive any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any deferred amount calculated under the last paragraph of paragraph (d), and such accrued and unpaid amounts shall be paid as soon as the Corporation shall have sufficient monies properly applicable to payment of the same. Subject to the foregoing, the holders thereof shall cease to be entitled to receive any dividends thereon, or any return of capital in respect thereof upon dissolution of the Corporation or otherwise, or to exercise any of the rights of holders thereof, and shall surrender the certificates in respect

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thereof to the Corporation for cancellation. Upon surrender of the said certificates the Preference Shares Series 1 specified therein shall be cancelled and shall not be reissued as Preference Shares Series 1.

(h)	Conversion Into Further Series

(i)            The Corporation may, at any time at its option, designate a further series of preference shares and fix the rights, privileges, restrictions and conditions attaching thereto (any such further shares being hereinafter called “Replacement Preferred Shares”) into which all or part of the Preference Shares Series 1 may be converted pursuant to the provisions of this paragraph (h). The Directors of the Corporation shall determine the number of Preference Shares Series 1 that may be so converted.

(ii)           The Corporation may issue Replacement Preferred Shares only if on the first day on which Preference Shares Series 1 may be converted into Replacement Preferred Shares:

(A)          the Articles of Amendment in respect of Replacement Preferred Shares fix the number thereof at a number at least equal to (but which may be greater than) the number of Preference Shares Series 1 which the Directors of the Corporation have determined may be converted, and determine the rights, privileges, restrictions and conditions attaching thereto; and

(B)          the Corporation is not in arrears in the payment of dividends on any outstanding series of preference shares that prohibit the issue of additional preference shares in those circumstances.

The Corporation shall be entitled to rely on an opinion of counsel with respect to its compliance with either of the foregoing conditions.

(iii)         If the Corporation has designated and is entitled to issue Replacement Preferred Shares, it shall notify each holder of Preference Shares Series 1 to that effect. The notice shall state the number of Preference Shares Series 1 which the holder may convert, that number to be proportionate to the number of Preference Shares Series 1 held by each holder.

Each holder of Preference Shares Series 1 may at his option convert Preference Shares Series 1 into Replacement Preferred Shares having an aggregate issue price equal to the aggregate redemption price of the Preference Shares Series 1 to be converted by him plus any accrued and unpaid amounts calculated under the Dividend and Redemption Formula as payable on those shares, including the deferred amount referred to in the last paragraph of paragraph (d). Each holder may convert at any time commencing on the date when the notice is given and ending on the earliest of:

(A)          the close of business on the sixtieth day after the said notice is given; and

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(B)          the close of business on the third business day prior to the date fixed for redemption upon any redemption by the Corporation pursuant to paragraph (c).

(iv)          If the holder of any Preference Shares Series 1 which have been called for redemption by the Corporation elects to exercise his right of conversion as herein provided as to part only of the shares represented by any certificate, the holder shall be deemed to have elected to convert firstly up to the number of shares of that holder which have been called for redemption and secondly the balance, if any, remaining of the shares of that holder which that holder has elected to convert (unless at the time of election the holder gives written notice to the contrary to the Corporation) and the Corporation shall have no obligation to redeem any of the shares which the holder has elected or is deemed to have elected to convert.

(v)           The conversion right herein provided for may be exercised by duly completing a notice of election in the form provided for that purpose by the Corporation and delivering the same to the Corporation at its registered office, accompanied by the certificate or certificates representing the Preference Shares Series 1 in respect of which the holder thereof desires to exercise the right of conversion. The election shall be signed by the registered holder and shall specify the number of Preference Shares Series 1 which the holder desires to have converted and the name or names in which the shares resulting from the conversion are to be registered. If less than all of the Preference Shares Series 1 represented by any certificate or certificates accompanying any notice are to be converted, the holder shall be entitled to receive a new certificate without charge representing the Preference Shares Series 1 comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. Replacement Preferred Shares issued as a result of conversion shall be deemed to be issued as fully-paid and non-assessable. Upon the conversion of any Preference Shares Series 1 there shall be no payment or adjustment by the Corporation or by any holder of Preference Shares Series 1 on account of any dividends on the Preference Shares Series 1 so converted. On any conversion of Preference Shares Series 1 the share certificates representing shares resulting therefrom shall be issued in the name of the registered holder of the Preference Shares Series 1 converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as the registered holder may direct in writing (either in the notice above referred to or otherwise).

(vi)          The right of a registered holder of Preference Shares Series 1 to convert the same into Replacement Preferred Shares shall be deemed to have been exercised, and the registered holder of the Preference Shares Series 1 to be converted (or any person or persons in whose name or names the registered holder of Preference Shares Series 1 shall have directed the issuance of further certificates) shall be deemed to have become a holder of Replacement Preferred Shares of record for all purposes on the date of surrender of the certificates representing the Preference Shares Series 1 to be converted together with the election in writing referred to in subparagraph (h)(v), notwithstanding any delay in the delivery of the certificates

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representing the Replacement Preferred Shares into which the Preference Shares Series 1 have been converted.

(i)            Restrictions - So long as any Preference Shares Series 1 are outstanding, the Corporation shall not:

(i)            declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Preference Shares Series 1) on the Class A shares or the Class B Subordinate Voting shares or any other shares of the Corporation ranking junior to the Preference Shares Series 1; or

(ii)           call for redemption, redeem, purchase or otherwise retire for value any Class A shares or any Class B Subordinate Voting shares or any other shares of the Corporation ranking junior to the Preference Shares Series 1 (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares Series 1); or

(iii)          call for redemption, redeem, purchase or otherwise retire for value less than all of the Preference Shares Series 1 then outstanding; or

(iv)          call for redemption, redeem, purchase or otherwise retire for value any shares of any class or series ranking on a parity with the Preference Shares Series 1;

unless, in each such case, all dividends accrued and unpaid on outstanding Preference Shares Series 1, other than amounts that are deferred by operation of the last paragraph of paragraph (d), shall have been paid or set apart for payment.

(j)            Issue of Additional Shares - Subject to any right of exchange or conversion attaching to preference shares of any other series, so long as any Preference Shares Series 1 are outstanding the Corporation shall not, without the prior approval of the holders of the Preference Shares Series 1, create or issue any shares ranking prior to or on a parity with the Preference Shares Series 1; provided that if all accrued dividends on the Preference Shares Series 1, other than amounts that are deferred by operation of the last paragraph of paragraph (d), shall have been paid or set apart for payment, the Corporation may without such approval issue additional preference shares.

(k)           Liquidation, Dissolution or Winding-up - In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of property or assets of the Corporation among shareholders for the purpose of winding-up its affairs occurring on or before, but not after, April 1, 2006, the holders of the Preference Shares Series 1 shall be entitled to receive $100 for each share together, with all accrued and unpaid dividends thereon, and any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any deferred amounts calculated under the last paragraph of paragraph (d), the whole before any amount shall be paid to, or any property or assets of the Corporation shall be distributed among the holders of any Class A shares, Class B Subordinate Voting shares or other shares ranking junior to the Preference Shares Series 1. After payment to the holders of the Preference

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Shares Series 1 of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(l)            Notices - Any notice, cheque or other communication from the Corporation shall be either sent to the holders of the Preference Shares Series 1 by ordinary unregistered mail, postage prepaid, or delivered by hand to the holders, at their respective addresses appearing on the books of the Corporation, or, in the event of the address of any holder not so appearing, then at the last address of the holder known to the Corporation. Accidental failure to give any notice or other communication to one or more holders of Preference Shares Series 1 shall not affect the validity thereof but, upon the failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to the holder or holders. Unless otherwise provided herein, any notice, certificate or other communication from a holder of Preference Shares Series 1 herein provided for shall be either sent to the Corporation by ordinary unregistered mail, postage prepaid, or delivered by hand to the Corporation, at its registered office. Notice given by mail shall be deemed to be given on the third Business Day, after the day on which it is mailed unless on the day of mailing or before the said third Business Day an actual disruption of mail services has occurred in the province in or to which the notice is mailed.

(m)          Interpretation - If any date on which any dividend on or redemption payment in respect of the Preference Shares Series 1 is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day then the dividend or redemption payment shall be payable, or the other action shall be required to be taken, on or by the next succeeding date that is a Business Day. “Business Day” means a day other than a Saturday, Sunday or any other day that is treated as a holiday in the jurisdiction in which the Corporation’s registered office is located.

(n)           Modification - The provisions of paragraphs (a) to (m) inclusive, and of this paragraph (n) may be deleted, varied, modified, amended or amplified but only with the prior approval given as set forth in this paragraph (n). Subject to those of the provisions of the Act as may be applicable, the approval of the holders of the Preference Shares Series 1 as to any and all matters hereinbefore referred to may be given by resolution duly passed or Articles of Amendment sanctioned at a meeting of the holders of the Preference Shares Series 1 duly called for the purpose and held upon at least twenty-one days notice at which the holders of a majority of all Preference Shares Series 1 then outstanding are present in person or represented by proxy and carried by not less than two-thirds of the votes cast on a poll at such meeting. If at any meeting when originally held the holders of a majority of all Preference Shares Series 1 then outstanding are not present in person or so represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a day being not less than fifteen (15) days later and to a time and place as may be appointed by the chairman of the meeting and at least ten (10) days notice shall be given of the adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At the adjourned meeting, the holders of Preference Shares Series 1 present in person or so represented by proxy, whether or not

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they hold more or less than a majority of all Preference Shares Series 1 then outstanding, may transact the business for which the meeting was originally convened, and a resolution duly passed thereat by not less than two-thirds of the votes cast on a poll at the adjourned meeting shall constitute the approval of the holders of the Preference Shares Series 1 hereinbefore mentioned. The formalities to be observed with respect to the giving of notice of any original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the Act or the By-laws of the Corporation or by the Directors with respect to meetings of shareholders. On every poll taken at any original meeting or adjourned meeting the holders of Preference Shares Series 1 present in person or so represented by proxy shall be entitled to one vote in respect of each Preference Share Series 1 held by that holder.

V.         Preference Shares Series  2

(1)         The Preference Shares Series 2 shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attaching to the preference shares as a class, the following rights, privileges, restrictions and conditions:

(a)           Dividends - The holders of Preference Shares Series 2 shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, fixed, preferential cash dividends payable on March 31 (the “dividend payment date”), commencing not earlier than March 31, 2003.

The amount of each dividend shall be the amount payable by way of dividend out of the Dividend and Redemption Amount in accordance with paragraph (d). The amounts payable by way of dividend on the Preference Shares Series 2 shall be so calculated from and including the respective dates of issue thereof, to and including the dividend payment dates. Each dividend on the Preference Shares Series 2 in the amount calculated shall accrue from and including the dividend payment date on which that dividend should have been paid. If on any dividend payment date the dividend payable on that date is not paid in full on all the Preference Shares Series 2 then outstanding, that dividend or the unpaid part thereof shall be paid on a subsequent date or dates as determined by the Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.

Rate Of Return Index

For purposes of paragraph (d):

(i)            “Rate of Return Index” means a percentage that is numerically equal to 2.157 (Ag + 0.263 Pb + 0.00575 Pb2) - 29.987;

(ii)            “Ag” means a number that is the average of the Yearly Silver Prices stated in 1985 United States currency over the period January 1, 1986 to December 31 of the year preceding that in which the calculation is being made, inclusive;

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(iii)         “Pb” means a number that is the average of the Yearly Lead Prices stated in 1985 United States currency over the period January 1, 1986 to December 31 of the year preceding that in which the calculation is being made, inclusive;

(iv)          “Yearly Silver Price” means the average Handy and Harman silver price for the year at New York as quoted in Metals Week, converted into 1985 United States dollars per troy ounce by multiplying the average price in United States dollars for that year times the U.S. Gross National Product implicit price deflator (hereinafter called the “GNP deflator”) for 1985 divided by the GNP deflator for the particular year; and

(v)           “Yearly Lead Price” means one-half the sum of the following annual average lead prices: (A) Metals Week U.S. Producer Price; and (B) LME Cash Price. Both prices are those quoted in Metals Week, converted into 1985 United States cents per pound by multiplying the price averages in United States dollars for that year times the GNP deflator for 1985 divided by the GNP deflator for the particular year.

(vi)          For purposes of clauses (iv) and (v) above the GNP deflator to be used shall be the latest figure published prior to the date of calculation. If that figure is not the final figure for the year, an appropriate adjustment shall be made in the following year.

(vii)        If for any year the Yearly Silver Price or Yearly Lead Price cannot be determined by the use of the foregoing clauses (iv) or (v), the “Yearly Silver Price” or “Yearly Lead Price”, as the case may be, shall be the prices quoted in an equivalent source of information relied on by the industry.

(b)           Payment of Dividends - The mailing of cheques of the Corporation to the registered holders of Preference Shares Series 2 shall be deemed to be payment and shall satisfy and discharge all liability for any dividend declared on the Preference Shares Series 2 to the extent of the amounts represented thereby (plus any tax required to be and deducted or withheld therefrom), unless such cheques are not paid on due presentation.

The holders of the Preference Shares Series 2 shall not be entitled to any dividends other than or in excess of the preferential cash dividends declared thereon pursuant to paragraph (a). A dividend which is represented by a cheque of the Corporation which has not been duly presented for payment within 6 years after it was issued or that otherwise remains unclaimed for a period of 6 years from the date on which it was declared to be payable shall be forfeited to the Corporation.

(c)           Optional Redemption - Subject to the last paragraph of paragraph (d) and to paragraph (i) hereof, and to such of the provisions of the Act as may be applicable, the Corporation may at any time or times at its option redeem Preference Shares Series 2 in the manner provided in paragraph (e) hereof on payment of the sum of

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$100 for each share to be redeemed together with an amount equal to all accrued and unpaid dividends thereon (the whole constituting the “redemption price”).

(d)           Redemption Obligations - Prior to the dividend payment date in each of the years 2003 to 2006, inclusive, but not thereafter, an amount (the “Dividend and Redemption Amount”) shall be calculated in accordance with the following Dividend and Redemption Formula and the Rate of Return Index set out in paragraph (a). The Dividend and Redemption Amount shall be applied to redemption of Preference Shares Series 2 until all but 1,000 Preference Shares Series 2 have been redeemed. Preference Shares Series 2 to be so redeemed shall be redeemed at the redemption price as provided in paragraph (c) on the dividend payment date in each of those years. After all but 1,000 Preference Shares Series 2 have been redeemed, the Dividend and Redemption Amount shall be paid as dividends on the Preference Shares Series 2 until the dividend payment date in the year 2005. The Dividend and Redemption Amount calculated for the year 2006 shall be applied firstly in redemption of the Preference Shares Series 2 which remain outstanding, and any balance shall be paid as an accrued dividend on those remaining Preference Shares Series 2 as part of the redemption price thereof: provided that the foregoing shall not preclude earlier redemption of the Preference Shares Series 2 which remain outstanding, if the cumulative amounts calculated under clauses (i) and (ii) of the Dividend and Redemption Formula reach the maximum amounts specified in the two provisos immediately following clause (ii).

Dividend and Redemption Formula

The Dividend and Redemption Amount calculated under the Dividend and Redemption Formula shall be the sum of:

(i)
Rate of Return Index	Percentage of the Stated Capital Amount Outstanding on April 1,1996 of the Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.)
Less than 8%	Nil
8% to 14% inclusive	From 0 to 20% (linear)
14% to 18% inclusive	20%
18% to 24% inclusive	From 20% to 40% (linear)
Over 24%	40%; and

(ii)           an amount equal to 0.145% of the aggregate stated capital amount of all Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) issued prior to April 1, 1996 for each one-tenth (1/10) of one (1) per cent that the Rate of Return Index exceeds twenty-four (24) per cent.

Provided, however, that the total calculated under clause (i) shall not exceed the aggregate stated capital value of the Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding on April 1, 1996, less the

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aggregate stated capital value of all Preference Shares Series 2 redeemed, purchased for cancellation or converted under paragraphs (c), (f) or (h);

And provided further that the total calculated under clause (ii) shall not exceed the aggregate of:

(A)          eight (8) per cent per annum of the weighted average of the stated capital amount of the Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding from the dates of issue to March 31,1996; and

(B)	the lesser of

(1)           the sum of respectively 80%, 60%, 40%, 20% and 0% of eight (8) per cent (being 200% of eight (8) per cent) of the aggregate stated capital value of the Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding on April 1, 1996; or

(2)           eight (8) per cent per annum of the weighted average of the stated capital amount of the Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) outstanding during the twelve months ending on March 31 in the years 1997 to 2000, inclusive.

Notwithstanding the foregoing provisions of this paragraph (d), the payments on account of the Dividend and Redemption Amount actually made by the Corporation in respect of any year shall not exceed an amount (the “calculated amount”) equal to 34.8% of the aggregate stated capital amount of all Redeemable Preferred Shares Series F in the capital of Cominco Ltd. (now Teck Cominco Metals Ltd.) issued prior to April 1, 1996. If the Dividend and Redemption Amount, as calculated, exceeds the calculated amount, the excess (the “deferred amount”) shall be deferred and paid in the next succeeding year or years when the Dividend and Redemption Amount is less than the calculated amount. Any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any such deferred amount, shall be paid as soon as the Corporation shall have sufficient monies properly applicable to payment of the same and prior to and as a condition precedent to final redemption of all outstanding Preference Shares Series 2. Nothing in this paragraph (d) shall, however, be construed as limiting the rights of the Corporation to redeem Preference Shares Series 2 pursuant to paragraph (c).

(e)           Redemption Procedure - In any case of redemption of Preference Shares Series 2, at least 30 days before the date specified for redemption the Corporation shall give notice in writing of the intention of the Corporation to redeem Preference Shares Series 2 to each person who at the date the notice is given is the registered holder of Preference Shares Series 2 to be redeemed. The notice of intention to redeem shall set out the redemption price, the place at which the redemption price is to be paid and the date on which redemption is to take place and, if a part only of the Preference Shares Series 2 is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid

21

to or to the order of the registered holders of the Preference Shares Series 2 to be redeemed the redemption price of those shares on presentation and surrender to the Corporation of the certificates for the Preference Shares Series 2 called for redemption at the registered office of the Corporation or at any other place within Canada designated in the notice of intention to redeem. The payment shall be made by cheque payable at par at any branch of a Canadian chartered bank in Canada. The Preference Shares Series 2 for which the redemption price is paid shall thereupon be and be deemed to be redeemed and shall not be reissued as Preference Shares Series 2. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance of the shares not so redeemed shall be issued at the expense of the Corporation. From and after the date specified for redemption in any notice of intention to redeem, the holders of the Preference Shares Series 2 called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the registered holder shall remain unaffected. At any time after the giving of a notice of intention to redeem any Preference Shares Series 2 as aforesaid, the Corporation shall have the right to deposit the redemption price of the shares which have been called for redemption or of those Preference Shares Series 2 represented by certificates which have not at the date of the deposit been surrendered by the holder thereof in connection with the redemption, to the credit of a special account in any chartered bank or any trust company in Canada named in the notice of intention to redeem. The amount deposited shall be paid without interest to or to the order of the respective registered holders of Preference Shares Series 2 called for redemption upon presentation and surrender of the certificates representing the same to the branch or branches of the chartered bank or trust company designated in the notice of intention to redeem. Upon the date the deposit is made or the date for redemption specified in the notice of intention to redeem, whichever is the later, the Preference Shares Series 2 in respect whereof the deposit has been made shall be deemed to be and be redeemed and the rights of the holders thereof after the deposit or the redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited (less any tax required to be deducted or withhold therefrom) against presentation and surrender of the certificates representing the same. Any interest allowed on any such deposit shall belong to the Corporation.

Subject to such of the provisions of the Act as may be applicable, in case a part only of the then outstanding Preference Shares Series 2 is at any time to be redeemed, the shares so redeemed shall be redeemed pro rata (disregarding fractions) according to the number of Preference Shares Series 2 which each registered holder owns at the close of business on the Preference Shares Series 2 dividend record date last preceding the date of the notice of intention to redeem.

Redemption moneys (including moneys held on deposit as aforesaid) that are represented by a cheque of the Corporation which has not been duly presented for payment within or that otherwise remain unclaimed for a period of 6 years from the date fixed for redemption shall, unless applicable law otherwise provides, be forfeited to the Corporation.

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(f)            Purchase for Cancellation - Subject to such of the provisions of the Act as may be applicable and to the provisions of paragraph (i) hereof, the Corporation may at any time or times, at its option, purchase for cancellation Preference Shares Series 2 by invitation for tenders addressed to all the holders of record of the Preference Shares Series 2 then outstanding, at the lowest price or prices at which, in the opinion of the Corporation, the shares are obtainable but not exceeding the redemption price of the Preference Shares Series 2 as provided in paragraph (c) hereof, and the costs of purchase. Any Preference Shares Series 2 purchased pursuant to this paragraph, shall not be reissued as Preference Shares Series 2.

(g)           Cancellation - If any Preference Shares Series 2 remain outstanding on April 1, 2006, the holders thereof shall only be entitled to receive any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any deferred amount calculated under the last paragraph of paragraph (d), and such accrued and unpaid amounts shall be paid as soon as the Corporation shall have sufficient monies properly applicable to payment of the same. Subject to the foregoing, the holders thereof shall cease to be entitled to receive any dividends thereon, or any return of capital in respect thereof upon dissolution of the Corporation or otherwise, or to exercise any of the rights of holders thereof, and shall surrender the certificates in respect thereof to the Corporation for cancellation. Upon surrender of the said certificates the Preference Shares Series 2 specified therein shall be cancelled and shall not be reissued as Preference Shares Series 2.

(h)	Conversion into Further Series

(i)            The Corporation may, at any time at its option, designate a further series of preference shares and fix the rights, privileges, restrictions and conditions attaching thereto (any such further shares being hereinafter called “Replacement Preferred Shares”) into which all or part of the Preference Shares Series 2 may be converted pursuant to the provisions of this paragraph (h). The Directors of the Corporation shall determine the number of Preference Shares Series 2 that may be so converted.

(ii)           The Corporation may issue Replacement Preferred Shares only if on the first day on which Preference Shares Series 2 may be converted into Replacement Preferred Shares:

(A)          the Articles of Amendment in respect of Replacement Preferred Shares fix the number thereof at a number at least equal to (but which may be greater than) the number of Preference Shares Series 2 which the Directors of the Corporation have determined may be converted, and determine the rights, privileges, restrictions and conditions attaching thereto; and

(B)          the Corporation is not in arrears in the payment of dividends on any outstanding series of preference shares that prohibit the issue of additional preference shares in those circumstances.

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The Corporation shall be entitled to rely on an opinion of counsel with respect to its compliance with either of the foregoing conditions.

(iii)         If the Corporation has designated and is entitled to issue Replacement Preferred Shares, it shall notify each holder of Preference Shares Series 2 to that effect. The notice shall state the number of Preference Shares Series 2 which the holder may convert, that number to be proportionate to the number of Preference Shares Series 2 held by each holder.

Each holder of Preference Shares Series 2 may at his option convert Preference Shares Series 2 into Replacement Preferred Shares having an aggregate issue price equal to the aggregate redemption price of the Preference Shares Series 2 to be converted by him plus any accrued and unpaid amounts calculated under the Dividend and Redemption Formula as payable on those shares, including the deferred amount referred to in the last paragraph of paragraph (d). Each holder may convert at any time commencing on the date when the notice is given and ending on the earliest of:

(A)          the close of business on the sixtieth day after the said notice is given; and

(B)          the close of business on the third business day prior to the date fixed for redemption upon any redemption by the Corporation pursuant to paragraph (c).

(iv)          If the holder of any Preference Shares Series 2 which have been called for redemption by the Corporation elects to exercise his right of conversion as herein provided as to part only of the shares represented by any certificate, the holder shall be deemed to have elected to convert firstly up to the number of shares of that holder which have been called for redemption and secondly the balance, if any, remaining of the shares of that holder which that holder has elected to convert (unless at the time of election the holder gives written notice to the contrary to the Corporation) and the Corporation shall have no obligation to redeem any of the shares which the holder has elected or is deemed to have elected to convert.

(v)           The conversion right herein provided for may be exercised by duly completing a notice of election in the form provided for that purpose by the Corporation and delivering the same to the Corporation at its registered office, accompanied by the certificate or certificates representing the Preference Shares Series 2 in respect of which the holder thereof desires to exercise the right of conversion. The election shall be signed by the registered holder and shall specify the number of Preference Shares Series 2 which the holder desires to have converted and the name or names in which the shares resulting from the conversion are to be registered. If less than all of the Preference Shares Series 2 represented by any certificate or certificates accompanying any notice are to be converted, the holder shall be entitled to receive a new certificate without charge representing the Preference Shares Series 2 comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. Replacement Preferred Shares issued as a result of conversion shall be deemed to be

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issued as fully-paid and non-assessable. Upon the conversion of any Preference Shares Series 2 there shall be no payment or adjustment by the Corporation or by any holder of Preference Shares Series 2 on account of any dividends on the Preference Shares Series 2 so converted. On any conversion of Preference Shares Series 2 the share certificates representing shares resulting therefrom shall be issued in the name of the registered holder of the Preference Shares Series 2 converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as the registered holder may direct in writing (either in the notice above referred to or otherwise).

(vi)          The right of a registered holder of Preference Shares Series 2 to convert the same into Replacement Preferred Shares shall be deemed to have been exercised, and the registered holder of the Preference Shares Series 2 to be converted (or any person or persons in whose name or names the registered holder of Preference Shares Series 2 shall have directed the issuance of further certificates) shall be deemed to have become a holder of Replacement Preferred Shares of record for all purposes on the date of surrender of the certificates representing the Preference Shares Series 2 to be converted together with the election in writing referred to in subparagraph (h)(v), notwithstanding any delay in the delivery of the certificates representing the Replacement Preferred Shares into which the Preference Shares Series 2 have been converted.

(i)            Restrictions - So long as any Preference Shares Series 2 are outstanding, the Corporation shall not:

(i)            declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Preference Shares Series 2) on the Class A shares or the Class B Subordinate Voting shares or any other shares of the Corporation ranking junior to the Preference Shares Series 2; or

(ii)           call for redemption, redeem, purchase or otherwise retire for value any Class A shares or any Class B Subordinate Voting shares or any other shares of the Corporation ranking junior to the Preference Shares Series 2 (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares Series 2); or

(iii)          call for redemption, redeem, purchase or otherwise retire for value less than all of the Preference Shares Series 2 then outstanding; or

(iv)          call for redemption, redeem, purchase or otherwise retire for value any shares of any class or series ranking on a parity with the Preference Shares Series 2;

unless, in each such case, all dividends accrued and unpaid on outstanding Preference Shares Series 2, other than amounts that are deferred by operation of the last paragraph of paragraph (d), shall have been paid or set apart for payment.

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(j)            Issue of Additional Shares - Subject to any right of exchange or conversion attaching to preference shares of any other series, so long as any Preference Shares Series 2 are outstanding the Corporation shall not, without the prior approval of the holders of the Preference Shares Series 2, create or issue any shares ranking prior to or on a parity with the Preference Shares Series 2; provided that if all accrued dividends on the Preference Shares Series 2, other than amounts that are deferred by operation of the last paragraph of paragraph (d), shall have been paid or set apart for payment, the Corporation may without such approval issue additional preference shares.

(k)           Liquidation, Dissolution or Winding-up - In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of property or assets of the Corporation among shareholders for the purpose of winding-up its affairs occurring on or before, but not after, April 1, 2006, the holders of the Preference Shares Series 2 shall be entitled to receive $100 for each share together with all accrued and unpaid dividends thereon, and any accrued and unpaid amounts calculated under the Dividend and Redemption Formula, including any deferred amounts calculated under the last paragraph of paragraph (d), the whole before any amount shall be paid to, or any property or assets of the Corporation shall be distributed among the holders of any Class A shares, Class B Subordinate Voting shares or other shares ranking junior to the Preference Shares Series 2. After payment to the holders of the Preference Shares Series 2 of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(l)            Notices - Any notice, cheque or other communication from the Corporation shall be either sent to the holders of the Preference Shares Series 2 by ordinary unregistered mail, postage prepaid, or delivered by hand to the holders, at their respective addresses appearing on the books of the Corporation, or, in the event of the address of any holder not so appearing, that at the last address of the holder known to the Corporation. Accidental failure to give any notice or other communicadon to one or more holders of Preference Shares Series 2 shall not affect the validity thereof but, upon the failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to the holder or holders. Unless otherwise provided herein, any notice, certificate or other communication from a holder of Preference Shares Series 2 herein provided for shall be either sent to the Corporation by ordinary unregistered mail, postage prepaid, or delivered by hand to the Corporation, at its registered office. Notice given by mail shall be deemed to be given on the third Business Day after the day on which it is mailed unless on the day of mailing or before the said third Business Day an actual disruption of mail services has occurred in the province in or to which the notice is mailed.

(m)          Interpretation - If any date on which any dividend on or redemption payment in respect of the Preference Shares Series 2 is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day then the dividend or redemption payment shall be payable, or the other action shall be required to be taken, on or by the next succeeding date that is a Business Day. “Business Day” means a day other than a

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Saturday, a Sunday or any other day that is treated as a holiday in the jurisdiction in which the Corporation’s registered office is located.

(n)           Modification - The provisions of paragraphs (a) to (m) inclusive, and of this paragraph (n) may be deleted, varied, modified, amended or amplified but only with the prior approval given as set forth in this paragraph (n). Subject to those of the provisions of the Act as may be applicable, the approval of the holders of the Preference Shares Series 2 as to any and all matters hereinbefore referred to may be given by resolution duly passed or Articles of Amendment sanctioned at a meeting of the holders of the Preference Shares Series 2 duly called for the purpose and held upon at least twenty-one days notice at which the holders of a majority of all Preference Shares Series 2 then outstanding are present in person or represented by proxy and carried by not less than two-thirds of the votes cast on a poll at such meeting. If at any meeting when originally held the holders of a majority of all Preference Shares Series 2 then outstanding are not present in person or so represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a day being not less than fifteen (15) days later and to a time and place as may be appointed by the chairman of the meeting and at least ten (10) days notice shall be given of the adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At the adjourned meeting, the holders of Preference Shares Series 2 present in person or so represented by proxy, whether or not they hold more or less than a majority of all Preference Shares Series 2 then outstanding, may transact the business for which the meeting was originally convened, and a resolution duly passed thereat by not less than two-thirds of the votes cast on a poll at the adjourned meeting shall constitute the approval of the holders of the Preference Shares Series 2 hereinbefore mentioned. The formalities to be observed with respect to the giving of notice of any original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the Act or the By-laws of the Corporation or by the Directors with respect to meetings of shareholders. On every poll taken at any original meeting or adjourned meeting the holders of Preference Shares Series 2 present in person or so represented by proxy shall be entitled to one vote in respect of each Preference Share Series 2 held by that holder.

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Schedule 2

(a)           The board of directors may from time to time, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of the Corporation;

(ii)           issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;

(iii)          charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligation or any money borrowed, or other debt or liability of the Corporation.

The board of directors may from time to time delegate to such one or more of the directors or officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of such delegation.

The directors are authorized to appoint one or more additional directors, who shall hold office for a term expiring at the close of the next annual meeting of shareholders, but the total number of directors so appointed will not exceed one-third of the number of directors elected at the last annual meeting of shareholders.

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